                                                                Rule 424(b)(5)
                                                             File No. 33-35773
                                                              CUSIP: 88739LAY2


PRICING SUPPLEMENT
(To Prospectus Supplement dated July 24, 1996)
 To Prospectus dated July 24, 1996


                                 $15,000,000


                               The Timken Company


                  7.10% Fixed Rate Medium-Term Notes, Series A


                          ---------------------------


                   Interest payable February 15 and August 15
                          Commencing February 15, 1998

                          ---------------------------

     Principal          Date of         Maturity        Fixed Interest Rate
       Amount            Issue            Date              Per Annum
    -----------        ---------        ---------       -------------------
    $15,000,000       11/17/1997       11/17/2027               7.10%




Price to Public:           100% of principal amount of each Note.

Redemption/Repayment:      The Notes are not  redeemable  prior to their
                           stated maturity date and are not repayable prior to such date.


                      ---------------------------------
                      Morgan Stanley & Co. Incorporated
                      ---------------------------------



November 14, 1997

                                        RECENT DEVELOPMENTS

     On September 9, 1997, the Company issued the following press release:

          GAFFNEY, SC - September 9, 1997 - The Timken Company is investing $51 million over the next five years to expand and modernize its Gaffney Bearing Plant in Gaffney, South Carolina and to help it retain its industry leadership position.

          The improvement program will increase plant capacity by more than 25 percent in some areas. Over half the investment will be made in the coming 12 months.

          Bob Leibensperger, executive vice-president and president - Bearings Business, was in Gaffney to announce the investment. "Our Gaffney Bearing Plant associates continue to exceed their customers' expectations for quality and service at the lowest possible cost," said Mr. Leibensperger. "The Gaffney Bearing Plant is in business to help its customers succeed. This new state-of-the-art equipment will allow our associates to build on their past successes. Because we operate in a highly competitive environment, we must continuously improve existing operations and, from time to time, make major investments such as this one to keep our plants at the forefront of technology. Our company's shareholders, including thousands of Timken associates, also will benefit."

          John Travers, general manager - Gaffney Bearing Plant, said "Our success has been due in large measure to the strengths of our associates. We are confident of continued success because the markets we serve are strong, our customers continue to recognize our excellence, we are continuously improving our performance and we continue to win investment support from our company.

          "Many of the positive changes we have made and the resulting prosperity are the result of an excellent work ethic and team spirit in our plant," said Mr. Travers. "We can meet the needs of our customers because we enjoy the freedom to be flexible and, therefore, responsive.

          Gaffney Bearing Plant associates have many reasons to be proud. Among these are achieving both QS-9000 and ISO 9001 registrations, earning customer awards such as the Chrysler Pentastar, and achieving new highs in output as the result of our continuous improvement process."

          Capital investment in the Gaffney Bearing Plant over the coming five years will equal $75,000 per associate. The $51 million five-year investment announced today compares to a total of about $25 million over the past five years.

          "Our associates have put in many overtime hours, reduced our unit cost and maintained the quality and delivery expected by our customers," said Mr. Travers. "Their efforts are being rewarded, as they should be. At the same time, the challenge to further improve our performance is even greater in light of this vote of confidence on the part of our company's leadership."

          The Timken Company is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 people worldwide and reported 1996 sales of $2.4 billion.


          On September 19, 1997, the Company issued the following press release:

          CANTON, OH - September 19, 1997 - As noted in the attached news release, Standard & Poor's rating agency has increased The Timken Company's corporate credit and senior unsecured rating to "A" and its commercial paper program rating to "A-1."

          "This is an important recognition by one of the agencies that rates the credit worthiness of our debt," said Gene E. Little, vice president - finance for The Timken Company, "and reflects the improved performance both the Bearing and Steel businesses have accomplished over recent years."

          According to Mr. Little, this translates into two benefits for The Timken Company. "First, it formally recognizes important strengths of The Timken Company: good financial performance, a strong balance sheet and prudent fiscal management. This returns us to a level attained prior to 1986," said Mr. Little. "Secondly, it will reduce modestly the interest rate which the company pays to borrow money it needs to operate, which thus lowers the cost of capital for The Timken Company."

          The Timken Company (NYSE:TKR, www.timken.com) is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 people worldwide and reported 1996 sales of about U.S. $2.4 billion.

          On October 21, 1997, the Company issued the following press release:

          CANTON, OH--October 21, 1997--The Timken Company reported record sales and earnings for both the quarter and nine months ended September 30.

          "This performance results from our success in entering new markets, increasing penetration in existing ones and focusing on new areas of business activity that bring long-term value to both our customers and shareholders," said Joseph F. Toot, Jr., president and chief executive officer. "This includes continuing to broaden our scope beyond manufacturing to initiatives that focus on related value-added services in the rebuilding, repair and distribution arenas. These markets are proving to be receptive to both our skills and performance orientation.

          "Demand for our products remains strong, particularly in the aerospace, automotive and industrial markets," said Mr. Toot. "Plant utilization throughout our organization looks very good, with the majority of our facilities running at full levels. This should enable us to finish 1997 strongly.

          "Our associates have achieved 21 straight year-to-year quarterly sales increases," said Mr. Toot. "Excluding write-offs and accounting changes, we have achieved year-to- year improvements in net earnings for 22 of the last 23 quarters. This is precisely the stability of earnings for which we have been striving."

          For the first nine months of 1997, the company achieved net sales of $1.95 billion, up 9.4 percent from $1.78 billion in 1996's first nine months. For the third quarter, net sales were $629.9 million, an increase of 8.3 percent over the $581.4 million in the year-earlier period.

          Net income for 1997's first nine months totaled $123.8 million, up
     23.9 percent from $99.9 million in last year's first nine months. For the third quarter, net income was $37.8 million, 18.9 percent above the year-earlier total of $31.8 million, and a new high for the quarter. This includes an income tax credit relating to claims for prior years' research and development credits totaling $4 million, or $.06 per share.

          Earnings per share for the first nine months totaled $1.97 versus $1.59 in 1996's corresponding period. For the third quarter, earnings per share were $.60 compared with $.51 in the year-ago period.


          BEARING BUSINESS RESULTS

          In the Bearing Business, net sales were up, due chiefly to increased volume in light truck, heavy truck, and industrial equipment markets. Strong sales in Mexico, the launch of Timken(R) Automotive Service Parts(TM) to better serve the needs of the automotive do-it-yourself retail market, and improved volumes in the company's European operations also contributed to the sales performance.

          Because of strong market successes with a range of products, the company will be investing $51 million over the next five years to expand and modernize its Gaffney (South Carolina) Bearing Plant. This follows last quarter's announcement that the company would be investing $20 million in its Ashboro (North Carolina) Plant to meet demand for industrial bearings.

          In the first nine months, Bearing Business net sales were $1.28 billion compared with $1.19 billion in 1996's corresponding period. For the third quarter, net sales were $408.8 million versus $382.6 million a year earlier.

          Operating income in the first nine months totaled $121.3 million compared with $114.3 million in last year's first nine months. For the third quarter, operating income, which decreased to $27.2 million from $37.9 million in 1996's third period, was affected by an inventory write-down, compared to a year-earlier write-up. Costs associated with meeting additional hiring and training needs, integrating newly acquired operations, and addressing stronger customer demand also dampened earnings.


          STEEL BUSINESS RESULTS

          The Timken Steel Business is performing at record levels, resulting from continued strong demand in all markets for both alloy steel products and steel components and from continuous improvement efforts aimed at maximizing sales and margins.

          While the industry historically has exhibited a seasonal pattern in the third quarter, strategic long-term initiatives in the Timken Steel Business have reduced this to a much less dramatic level. These initiatives include expanding distribution services, implementing new operating practices, and building the range of products and services available through the Steel Parts Business. A new plant in Winchester, Kentucky, serving the needs of both the Timken Bearing Business and external bearing customers, ramped up production during the quarter.

          In the first nine months, Steel Business net sales totaled $669.9 million, up from $585.3 million in last year's corresponding period. For the third quarter, net sales increased to $221.1 million from $198.8 million in the year-ago period.

          Operating income in the first nine months rose to $99 million from $70.5 million in 1996's first nine months. For the third quarter, operating income was $34.3 million versus $22.4 million in the year-earlier period.

          The Timken Company (NYSE:TKR, www.timken.com) is a leading international manufacturer of highly engineered bearing and alloy steels. The company employs about 19,000 people worldwide and reported 1996 sales of about $2.4 billion.


                                       #


     (Financial Summaries Attached)

The Timken Company and Subsidiaries

                                                                                 Second
                                                Third Quarter                    Quarter              Nine Months
Consolidated Statements of Income               Ended Sept 30                     Ended              Ended Sept 30
                                        --------------------------------         June 30    ----------------------------------
   (Thousands of dollars,                    1997               1996               1997           1997                1996
    except share data)                  --------------------------------------------------------------------------------------
Net sales  ..........................       $629,900            $581,417        $676,003      $1,946,487            $1,778,924
Cost of products sold  ..............        487,182             443,767         508,484       1,483,038             1,359,670
                                        --------------------------------------------------------------------------------------
         Gross profit      ..........       $142,718            $137,650        $167,519        $463,449               419,254
Selling, admin. & general expenses  .         81,184              77,326          84,220         243,158               234,460
                                        --------------------------------------------------------------------------------------
         Operating income  ..........        $61,534             $60,324         $83,299        $220,291              $184,794
Other income (expense):
  Interest expense .................         (5,242)             (4,672)         (5,588)        (16,295)              (12,406)
  Other income (expense) - net  .....        (2,342)             (3,545)         (3,710)         (9,053)               (8,606)
                                        --------------------------------------------------------------------------------------
         Income before income taxes          $53,950             $52,107         $74,001        $194,943              $163,782
Provision for income taxes  .........         16,160              20,322          29,061          71,147                63,875
                                        --------------------------------------------------------------------------------------
         Net income  ................        $37,790             $31,785         $44,940        $123,796                99,907
                                        ======================================================================================
         Net income per share  ......          $0.60               $0.51           $0.72           $1.97                 $1.59
                                        ======================================================================================
Average shares outstanding  .........     62,977,635          62,848,820      62,751,517      62,727,242            62,841,106
==============================================================================================================================

Consolidated Balance Sheets                Sept 30            Dec 31           June 30
 (Thousands of dollars)                      1997              1996              1997
                                        ------------------------------------------------
ASSETS
Cash & cash equivalents  ............        $31,836            $5,342            $9,906
Accounts receivable  ................        349,252           313,932           363,684
Deferred income taxes  ..............         51,307            54,852            55,307
Inventories  ........................        439,919           419,507           425,597
                                        ------------------------------------------------
         Total current assets  ......       $872,314          $793,633          $854,494
Property, plant & equipment  ........      1,146,466         1,094,329         1,120,079
Deferred income taxes  ..............         21,600             3,803            13,578
Other assets  .......................        183,855           179,573           190,494
                                        ------------------------------------------------
         Total assets  ..............     $2,224,235        $2,071,338        $2,178,645
                                        ================================================

LIABILITIES
Accounts payable & other liabilities        $237,001          $237,020          $242,985
Short-term debt & commercial paper  .        172,758           136,830           185,695
Accrued expenses  ...................        155,043           154,098           138,565
                                        ------------------------------------------------
         Total current liabilities  .       $564,802          $527,948          $567,245
Long-term debt  .....................        166,627           165,835           142,688
Accrued pension cost  ...............         87,933            56,568            82,918
Accrued postretirement benefits  ....        400,994           398,759           400,594
                                        ------------------------------------------------
         Total liabilities  .........     $1,220,356        $1,149,110        $1,193,445

SHAREHOLDERS' EQUITY  ...............      1,003,879           922,228           985,200
                                        ------------------------------------------------
         Total liabilities & equity       $2,224,235        $2,071,338        $2,178,645
                                        ================================================

BEARING BUSINESS SEGMENT FINANCIAL RESULTS
         (Dollars in millions)


                                                                Second
                                Third Quarter                  Qtr Ended                 Nine Months
                                Ended Sept 30                   June 30                 Ended Sept 30
                      ----------------------------------      -----------     ---------------------------------
                           1997               1996               1997             1997               1996
                      -----------------------------------------------------------------------------------------
Net sales                 $408.8             $382.6             $444.9          $1,276.6           $1,193.6
Operating income           $27.2              $37.9              $49.0            $121.3             $114.3
Operating Margin            6.7%               9.9%              11.0%              9.5%               9.6%



STEEL BUSINESS SEGMENT FINANCIAL RESULTS
(Dollars in millions)


                                                                Second
                                Third Quarter                 Qtr Ended                  Nine Months
                                Ended Sept 30                  June 30                  Ended Sept 30
                      ----------------------------------     ------------     ---------------------------------
                           1997               1996               1997              1997              1996
                      -----------------------------------------------------------------------------------------
Net sales                 $221.1             $198.8             $231.1            $669.9             $585.3
Operating income           $34.3              $22.4              $34.3             $99.0              $70.5
Operating Margin           15.5%              11.3%              14.8%             14.8%              12.0%

        On November 7, 1997 the Company issued the following press release:

        CANTON, OH--November 7, 1997--The board of directors of The Timken Company today declared a quarterly cash dividend of sixteen and one half (16.5) cents per share. The dividend is payable on December 8, 1997, to shareholders of record at the close of business on November 21, 1997. It will be the 302nd consecutive dividend paid on the common stock of the company.

        The Timken Company (NYSE:TKR) is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 associates worldwide and reported 1996 sales of about U.S. $2.4 billion.

         On November 7, 1997, the Company issued the following press release:

         BUCYRUS, OH--November 6, 1997--The Timken Company's Board of Directors today hosted a Bucyrus community dinner that focused on the importance of reinvestment in manufacturing and technology. At the dinner, the company announced plans for millions of dollars of investments at the Bucyrus Bearing Plant.

         Many pillars of the community, including local business, community and government leaders, as well as Timken associates, gathered to celebrate The Timken Company's dedication to the Bucyrus community through nearly half a century of operation in the city.

         From a rough design sketched on a tablecloth by Albert Bergstrom, then Timken Company vice president--engineering, the "Bucyrus Concept" was conceived in 1947. An automated plant where material is fed into one end of a plant with trucks loading packaged bearings for shipment at the other, the "Bucyrus Concept" was extolled by many Timken customers. As a result, the Bucyrus Bearing Plant was opened in 1950. On the cutting-edge of technology from its earliest days, the continuous-line plant remains one of the most technologically advanced bearing operations in the world.

     "We will be investing approximately $15 million in new machining technology for the Bucyrus plant over the next two to three years," said W.R. Timken, Jr., chairman -- board of directors. "This investment will ensure that the Bucyrus Operations maintains its position in the intensely competitive worldwide automotive tapered roller bearing market. In addition to improving the quality of the product, the state-of-the-art equipment will reduce product variation and waste."

     Currently, the Bucyrus plant's machinery transforms large pieces of tubing into cups and cones for bearings. The new machining technology will increase the yield of material to parts because there will be less scrap and rework. This will result in increased productivity.

     "One of the major contributors to increased productivity is capital investment based on new technology," said Mr. Timken. "It is U.S. manufacturing that has made the great capital investments of the last 15 years. Manufacturing has been investing billions and billions of dollars on new and improved manufacturing facilities, and The Timken Company is a prime example. This investment in new technology at the Bucyrus Operations will benefit both The Timken Company, its associates and the Bucyrus community. We are making this investment to provide our associates with the best manufacturing processes so they can compete successfully."

     "Bucyrus is in a significant growth period, during which our plant, our retirees and The Timken Company all have played important roles," said Ron Menning, general manager--Bucyrus Operations. "The Timken Company and our associates have joined in an effort to revitalize the plant through our continuous improvement efforts."

         During the last few years, the Bucyrus Operations has continued to upgrade the level of technology, including greater use of lasers and automation, in order to remain competitive. The investment in machining technology is another step forward in improving the Bucyrus Operations.

         "We had to prove to our management that we have what it takes to make this investment payoff," said Mr. Menning. "The decision to place as many as 50 new computer-controlled machines here and train our associates to operate them is a tremendous vote of confidence in our plant and our associates. Automotive customers are among the most demanding in the world. And the automotive tapered roller bearings produced in our plant are--and will remain--among the most competitively priced in the world."

         The Timken Company is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 people worldwide and reported 1996 sales of $2.4 billion.

     On November 7, 1997, the Company issued the following press release:

     CANTON, OH, Nov. 7, 1997--The Timken Company today announced that Joseph F. Toot, Jr., president and chief executive officer, will retire at the end of December.

     "It is virtually impossible to overstate Joe Toot's contribution to our company, our customers, our associates and our shareholders," said W.R. Timken, Jr., chairman--board of directors. "He has epitomized strong, effective leadership. Joe strengthened significantly our emphasis on performance for our shareholders and our customers. He led the growth of the company. He has served with great distinction and he has become a nationally recognized business leader."

     Mr. Toot, 62, will continue to serve as a member of the board of directors and is chairman of the board's executive committee. In that capacity, he will carry out certain projects on behalf of the company.

     Mr. Toot has served as president of the company since 1979 and as president and CEO since 1992. "During the 1990s," Mr. Timken noted, "the company's return on capital has doubled, the market value of the company has tripled to $2.3 billion, and dividends have increased by more than 40%."

     A strong believer in the skill and dedication of Timken associates, Mr. Toot observed that "productivity, always a measure of success, has grown by more than 40% in the 1990s which far exceeds the national average. Timken associates have won hundreds of quality awards from customers."

     Following Mr. Toot's retirement, Mr. Timken, 58, will continue as chairman and also serve as president and CEO. Joining him in leading the company will be Bill J. Bowling, 56, and Robert L. Leibensperger, 59. Each will take on additional responsibility as chief operating officer. Thus, Mr. Bowling will be executive vice president, COO and president--steel, and Mr. Leibensperger will be executive vice president, COO and president--bearings.

     "Bill and Bob have demonstrated convincingly their ability to continue Joe's record of superior leadership," said Mr. Timken. "These are two tested leaders. Under their direction, both our bearing and steel businesses have set new performance standards for success the world over. They will work closely with me in guiding the entire company as chief operating officers and members of the office of the chairman."

     Mr. Toot joined the company in 1962 in its manufacturing operations and then concentrated on the company's business outside the United States. He was elected a company officer in 1967 and director in 1968.

     "When Joe became president in 1979, we were barely a billion dollar company," said Mr. Timken. "Today we are a two and a half billion dollar enterprise and are pushing for more growth. With Joe as CEO in the 1990s, we have expanded our reach, serving thousands of new customers in different businesses in many more countries around the world. Joe Toot leaves a tremendous record of success. Based on results through nine months, we expect 1997 to be another record year of financial performance."

     Away from the company, Mr. Toot serves as a director of Rockwell International Corporation. He is the former chairman of the American Iron and Steel Institute which honored him with its prestigious Gary Medal for distinguished service to the steel industry. He is also a director of the U.S.-China Business Council.

     Mr. Bowling joined the company in 1966. Among his many accomplishments have been directing the design, construction, and startup of the world renowned Faircrest Steel Plant. He also has headed the company's Latrobe Steel subsidiary and, since April of 1996, has been leading the company's Steel Business.

     "Bill has led our Steel Business to a one billion dollar enterprise," said Mr. Timken. "He also has led the business's expansion into distribution and international markets. In addition, he has had past experience in the bearing business and corporate functions."

     Mr. Leibensperger joined the company in 1961. Before taking his current position in 1995, he has been vice president--technology since 1986. In that position he was responsible for Timken Research, one of the world's leading industrial research organizations. He started his career with the company in sales.

     "Bob brings a unique perspective to our office of the chairman," said Mr. Timken. "He combines indepth understanding of customer needs along with tremendous knowledge of technology. Under his leadership, Timken Research became much more of a customer-driven organization. And since Bob began leading the worldwide bearing business, he has been a driver in expanding our ability to serve customers internationally and responsible for our growth in sales and profitability."

     Mr. Timken began his career with the company in 1962 and early on had both manufacturing and international experience. He has served as chairman since 1975 and functioned as CEO from 1979-1992.

         Mr. Timken also serves on the board of Aeroquip-Vickers Inc. and Diebold Inc. He also is a member of the executive committee of the National Association of Manufacturers' board of directors as well as the board of trustees of The Manufacturing Institute, and is chairman of the Ohio Business Roundtable. He is a member of the U.S.-Japan Business Council and the Council on Competitiveness.

         "Given the blend of experience possessed by the members of our office of the chairman, we are putting in place a senior leadership organization which will provide continuity and a strong foundation for continued performance," said Mr. Timken. "This organization will serve both our shareholders and customers very well."

         The Timken Company (NYSE:TKR) is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 people worldwide and reported 1996 sales of about U.S. $2.4 billion.